HSBC Vantage5® Index

Monthly Performance Report – January 2026



Vantage5 Index
Simulated & Historical Returns



Simulated Data

All information in this document prior to March 15, 2017 consists of hypothetical back-tested data.
See "Use of simulated returns." Source: S&P 500, Bloomberg, and HSBC

Simulated & Historical Performance: January 2, 2013 to January 30, 2026

	Total Performance
January 2026	2.93%
YTD Return	2.93%
1Y Return	9.20%
3Y Return	12.13%
5Y Return	9.99%
10Y Return+	34.51%
Annualized Return+	4.19%
Annualized Volatility*+	7.23%

*Calculated on a per annum percentage basis. See "Use of simulated returns."
+ All information in this document prior to March 15, 2017 consists of hypothetical back-tested data. See "Use of simulated returns."

Vantage5 Index
Simulated & Historical Volatility



Index Information

Index Owner	HSBC Bank plc
Currency	USD
Volatility Target	5%
Bloomberg Ticker	HSIEV5UE
Index Composition	Up to 13 ETFs plus Cash
Calculation Agent/ Index Administrator	S&P Dow Jones Indices LLC
Website	vantage5.hsbcnet.com



ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-277211
February 2, 2026

Detailed Monthly Performance - Simulated & Historical

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Annual*
2026	2.9%												2.9%
2025	1.2%	-0.1%	0.9%	0.9%	0.1%	0.4%	-0.3%	0.9%	2.1%	0.9%	0.2%	0.1%	7.3%
2024	-0.2%	0.6%	1.5%	-1.5%	1.5%	1.1%	0.4%	0.4%	1.1%	-0.6%	1.0%	-2.9%	2.4%
2023	1.8%	-2.0%	1.5%	0.3%	-0.6%	-0.2%	1.0%	-1.1%	-2.2%	-1.5%	2.5%	0.9%	0.9%
2022	-4.4%	0.4%	1.1%	-2.1%	-1.4%	-1.8%	0.8%	-2.0%	-2.9%	0.0%	3.0%	-0.5%	-9.6%
2021	0.3%	0.2%	0.0%	1.3%	0.3%	0.6%	1.6%	0.5%	-3.2%	3.7%	-0.3%	1.9%	6.9%
2020	2.1%	-3.4%	-6.2%	1.6%	-0.3%	0.7%	1.5%	0.8%	-0.4%	-0.9%	2.7%	1.5%	-1.0%
2019	1.0%	-0.5%	2.0%	-0.3%	1.2%	2.0%	0.2%	4.7%	-1.5%	0.2%	-0.8%	1.8%	9.4%
2018	5.0%	-2.9%	-1.0%	-0.3%	0.6%	0.2%	0.5%	1.2%	-1.6%	-4.6%	1.0%	-2.2%	-4.4%
2017	0.9%	1.6%	0.2%	1.0%	1.5%	-0.6%	2.0%	0.6%	0.0%	1.6%	1.4%	0.8%	11.5%
2016	0.4%	1.8%	0.9%	0.5%	-0.9%	4.4%	1.5%	-0.3%	0.1%	-1.8%	-1.5%	0.7%	5.7%
2015	4.0%	-2.1%	-0.1%	-1.3%	0.0%	-1.3%	0.4%	-2.9%	0.6%	1.0%	-0.9%	-0.4%	-3.1%
2014	-1.2%	2.4%	-0.8%	1.1%	2.0%	0.8%	-0.8%	4.0%	-3.1%	2.0%	2.5%	1.0%	10.1%
2013	-0.4%	0.4%	2.0%	2.8%	-4.4%	-2.0%	2.6%	-1.6%	1.6%	1.8%	0.7%	1.0%	4.4%
2012	0.6%	0.3%	-0.1%	1.0%	0.4%	1.3%	2.5%	-0.5%	0.2%	-0.3%	0.2%	0.2%	5.8%

*YTD return for current year

Risks related to the index
Please review carefully these risk factors, and any risk factors in an offering document for any security or financial instrument referencing the Index, before making any investment.
- S&P, the Index Calculation Agent, may adjust the Index in a way that affects its level, and S&P has no obligation to consider your interests.
- The Index may not be successful and may not outperform any alternative strategy that might be employed in respect of the ETFs or achieve its target volatility.
- The Index has a limited operating history and may perform in unanticipated ways.
- The ETFs composing the Index may be replaced by a substitute ETF in certain extraordinary events.
- The Index may perform poorly during periods characterized by short-term volatility.
- An investment linked to the Index carries the risks associated with the Index's momentum investment strategy.
- The Index may be partially uninvested.
- Correlation of performances among the ETFs may reduce the performance of the Index.
- The Index is subject to market risks
- Changes in the value of the ETFs may offset each other.
- The level of the Index will include the deduction of a change in the SOFR plus a spread adjustment of 0.26161% and a fee.
- The Index comprises notional assets.

[1] This cap can increase in increments of 10% (subject to a maximum weight of 100%) as described further in the offering document.

